FILED BY MIDCAP FINANCIAL INVESTMENT CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MIDCAP FINANCIAL INVESTMENT CORPORATION

COMMISSION FILE NO. 814-00646

Financial Results for the Quarter Ended September 30, 2026 MidCap Financial Investment Corporation November 5, 2026 Unless otherwise noted, information as of September 30, 2026. Confidential and Proprietary—Not for distribution, in whole or in part, without the express written consent of Apollo Global Management, Inc. It should not be assumed that investments made in the future will be profitable or will equal the performance of the investments shown in this document.

Forward-Looking Statements Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition, including statements regarding the Transaction (as defined below) pursuant to a definitive merger agreement (the ?Merger Agreement?) under which ARCC will acquire the Company. The forward-looking statements may include statements as to: the consummation of the Transaction, the future operating results of ARCC, the Company and, following the closing of the Transaction, the combined company, and distribution projections; business prospects of ARCC, the Company and the combined company, and the prospects of their portfolio companies; and the impact of the investments that ARCC, the Company and the combined company expect to make. In addition, words such as ?anticipate,? ?believe,? ?expect,? ?seek,? ?plan,? ?should,? ?could,? ?estimate,? ?overestimate,? ?underestimate,? ?project,? ?intend,? ?may,? ?will,? ?endeavor,? ?potential,? ?predict,? ?continue,? ?target? and ?would? indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those planned, projected, or estimated, including the uncertainties associated with (i) the ability of the parties to consummate the Transaction on the expected timeline, or at all; (ii) the failure of the Company?s stockholders to approve the Transaction and the other Proposals (as defined below); (iii) the possibility that any or all of the various conditions to the consummation of the Transaction, including the receipt of any required regulatory approvals, may not be satisfied or waived on a timely basis or at all, and including the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction or may require conditions, limitations or restrictions in connection with such approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring the Company to pay a termination fee; (v) the possibility that competing offers or acquisition proposals for the Company will be made; (vi) ARCC?s ability to realize the anticipated benefits of the Transaction, including the expected accretion to ARCC?s core earnings and the expected elimination of certain expenses and costs, including as a result of delay in completing the Transaction or integrating the businesses of the Company and ARCC; (vii) the amount of the special distribution from the Company?s undistributed taxable income, the NAV per share of ARCC and the trading price of ARCC common stock, each of which will affect the number of shares of ARCC common stock issued in the Transaction; (viii) risks related to diverting management?s attention from ongoing business operations and the effect of the announcement or pendency of the Transaction on the business relationships, operating results and business generally of ARCC and the Company; (ix) the combined company?s plans, expectations, objectives and intentions as a result of the Transaction, including the integration of the Company?s portfolio; (x) the future operating results and net investment income projections of ARCC, the Company or, following the closing of the Transaction, the combined company; (xi) the ability of Ares Management to implement its future plans with respect to the combined company and to attract and retain highly talented professionals; (xii) the business prospects of ARCC, the Company or the combined company and the ability of their portfolio companies to achieve their objectives; (xiii) the expected financings and investments and additional leverage that ARCC, the Company or the combined company may seek to incur in the future; (xiv) the adequacy of the cash resources and working capital of ARCC, the Company or the combined company; (xv) the timing of cash flows, if any, from the operations of the portfolio companies of ARCC, the Company or the combined company; (xvi) the ability of ARCC and the combined company to maintain their qualification as a business development company under the 1940 Act, and as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”); (xvii) general economic, political and market conditions, including changes in interest rates and credit spreads; (xviii) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability; (xx) unexpected costs, charges or expenses resulting from the Transaction, and (xxi) such other factors as are described under the heading ?Risk Factors? in ARCC?s and the Company?s respective annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC. Any forward-looking statements speak only as of the date of this presentation. ARCC and the Company have based the forward-looking statements included in this presentation on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although ARCC and the Company undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that ARCC and/or the Company in the future may file with the SEC, including the Proxy Statement/Prospectus and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Readers are cautioned not to place undue reliance on any of these forward-looking statements. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in ARCC, the Company or in any fund or other investment vehicle managed by Ares Management, Apollo Management or any of their respective affiliates. 2 Disclaimers, Definitions and Important Notes

Additional Information and Where to Find It This presentation relates to the proposed Transaction and certain related matters (the ?Proposals?). In connection with the Proposals, ARCC will file with the SEC a registration statement on Form N-14 (the ?Registration Statement?) that will include a proxy statement of the Company and a prospectus of ARCC (the ?Proxy Statement/Prospectus?), and the Company will mail the Proxy Statement/Prospectus to its stockholders. The Proxy Statement/Prospectus and the Registration Statement will each contain important information about ARCC, the Company, the Transaction and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS IN ARCC AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCC, THE COMPANY, THE TRANSACTION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC?s website, http://www.sec.gov or, for documents filed by ARCC, from ARCC?s website at www.arescapitalcorp.com, and, for documents filed by the Company, from the Company?s website at https://www.midcapfinancialic.com. Participants in the Solicitation ARCC, its directors, certain of its executive officers and certain employees and officers of Ares Management and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of ARCC is set forth in its proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 5, 2026. The Company, its directors, certain of its executive officers and certain employees and officers of Apollo Management and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2026. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company?s stockholders in connection with the Proposals, including a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it becomes available. These documents may be obtained free of charge from the sources indicated above. Past Performance Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company?s performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein. For more detailed information on risks relating to the Company, see the latest Form 10-K and subsequent quarterly reports filed on Form 10-Q. Financial Data Financial data used in this presentation for the periods shown is from the Company?s Form 10-K and Form 10-Q filings with the SEC during such periods. Unless otherwise indicated, the numbers shown herein are rounded and unaudited. Quarterly and annual financial information for the Company refers to fiscal periods. All share and per share data shown herein is adjusted for the one-for-three reverse stock split of the Company?s common stock which took effect at the close of business on November 30, 2018. 3

Summary of Quarterly Results Results for the Quarter Ended September 30, 2026, and Other Recent Highlights: Net investment income for the quarter ended September 30, 2026 was $27.6 million, or $0.34 per share, compared to $0.40 for the quarter ended June 30, 2026. Net realized and change in unrealized gains (losses) on investments for the quarter ended September 30, 2026 were $(44.0) million, or $(0.54) per share. Net asset value (?NAV?) per share as of the end of the quarter was $12.86, compared to $13.37 as of June 30, 2026, representing a 3.8% decrease. The decline was driven by a net loss on the portfolio; this loss can be attributed to credit-related weakness concentrated in a limited number of positions partially offset by net investment income in excess of the dividend. New investment commitments made during the quarter totaled $0.9 million1 to existing borrowers. Gross fundings, excluding revolver fundings,2 totaled $11 million for the quarter. Net repayments, including revolvers,2 totaled $189 million for the quarter, including a $28.0 million repayment from Merx reducing the position to 1.7% of the total portfolio, as of quarter-end. Net leverage3 was 1.43x as of September 30, 2026. On November 4, 2026, the Company?s Board of Directors (the ?Board?) declared a dividend of $0.31 per share payable on December 22, 2026, to stockholders of record as of December 8, 2026.4 On October 27, 2026, Ares Capital Corporation (NASDAQ: ARCC) announced that it has agreed to acquire MFIC in a stock-and-cash transaction (the ?Transaction?) valued at $10.88 per MFIC common share, consisting of $9.67 in ARCC stock and $1.21 in cash. 5 1. Based on direct origination portfolio. Direct origination includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments. 2. During the quarter ended September 30, 2026, direct origination revolver fundings totaled $26 million, direct origination revolver repayments totaled $25 million, and Merx Aviation Finance LLC repaid $28.0 million. 3. The Company?s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 4. There can be no assurances that the Board will continue to declare a base dividend of $0.31 per share. Prior to the closing of the Transaction, the Company will declare one or more distributions in order to distribute all of its previously undistributed investment company taxable income, any prior year shortfall and net capital gain and to maintain its qualification as a (?regulated investment company?) under the Code. 5. Additional information is available in MFIC?s Current Report on Form 8-K filed with the SEC on October 27, 2026.

MFIC Senior Secured Diversified Investment Portfolio Portfolio Snapshot 21.1% 10.9% 9.9% 98% [GRAPHIC APPEARS HERE] Direct Origination and Other 2.0% 2.5% 2.7% 2.7% 2.7% 2.8% 2.8% 2.9% 2.9% 3.1% 3.2% 3.4% 3.3% 3.7% 6.6% 6.4% 4.2% [GRAPHIC APPEARS HERE] Aviation [GRAPHIC APPEARS HERE] Acquired Non-direct origination assets12 Software Health Care Providers & Services [GRAPHIC APPEARS HERE] Diversified Consumer Services [GRAPHIC APPEARS HERE] Media [GRAPHIC APPEARS HERE] Personal Care Products [GRAPHIC APPEARS HERE] Commercial Services & Supplies [GRAPHIC APPEARS HERE] Hotels, Restaurants & Leisure [GRAPHIC APPEARS HERE] Health Care Equipment & Supplies [GRAPHIC APPEARS HERE] Pharmaceuticals [GRAPHIC APPEARS HERE] Financial Services [GRAPHIC APPEARS HERE] Containers & Packaging [GRAPHIC APPEARS HERE] Professional Services [GRAPHIC APPEARS HERE] Food Products [GRAPHIC APPEARS HERE] IT Services [GRAPHIC APPEARS HERE] Ground Transportation [GRAPHIC APPEARS HERE] Electronic Equipment, Instruments & Components [GRAPHIC APPEARS HERE] Trading Companies & Distributors [GRAPHIC APPEARS HERE] Machinery [GRAPHIC APPEARS HERE] Construction & Engineering [GRAPHIC APPEARS HERE] Other11 Note: As of September 30, 2026. At fair value, unless otherwise noted. Subject to change at any time without notice. There is no guarantee that similar allocations or investments will be available in the future. Diversification does not ensure profit or protect against loss. 1. The Company has transitioned its industry classification from the Moody’s Industries System to the Global Industry Classification System or GICS effective for the period ending June 30, 2025. 2. Direct Origination includes leveraged lending, life sciences, franchise finance, asset based, lender finance, and excludes Merx Aviation. 3. Weighted average yield on debt investments. On a cost basis. Exclusive of investments on non-accrual status. Based on average of beginning of period and end of period portfolio yield. 4. On May 14, 2025, the Company received an exemptive order (the “Order”) from the SEC, permitting greater flexibility to participate in co-investment transactions with certain of its affiliates where terms other than price and quantity are negotiated, subject to the conditions included therein. The Order superseded prior exemptive orders received from the SEC on March 29, 2016, December 29, 2021 and January 14, 2025, as amended. 5. On a cost basis. 6. Source: Company data. 7. The weighted average net leverage, weighted average interest coverage, weighted average attachment point, and median EBITDA metrics are based on the most recently available financial data for the underlying borrowers, which is typically as of the preceding quarter. 8. Through MFIC position based on Direct Origination portfolio. 9. Excludes select investments where metric is not relevant or appropriate or data is not available. 10. Weighted average 5 by cost. Current metric. 11. As of September 30, 2026, Other consists of 26 other industries that each represent less than 2% of fair market value. 12. Acquired Non-direct origination assets include high yield bonds, structured credit, and broadly syndicated loan positions acquired through the mergers with Apollo Senior Floating Rate Fund, Inc. (“AFT”) and Apollo Tactical Income Fund, Inc. (“AIF”).

MFIC?s Approach to Software Software Investing Framework We invest with an AI first and risk aware mindset, recognizing that artificial intelligence is Software End Market Exposure 1, 7 2.5% 2.5% 1.1% [GRAPHIC APPEARS HERE] IT Consulting & Other Services both expanding software’s total addressable market and reshaping competitive dynamics. Every investment is underwritten for AI driven upside as well as potential displacement risk ➣ We prioritize mission critical platforms that are deeply embedded in enterprise workflows, supported by high switching costs, proprietary data, and durable network effects. These systems of record are best positioned to consolidate share as disruption unfolds ➣ We are highly selective at the subsector level, avoiding categories where workflows are easily automated or pricing is vulnerable to seat-based compression. Instead, we favor resilient areas such as core infrastructure, security, ERP, and integrated enterprise platforms ➣ Our approach combines AI positioning, franchise strength, and disciplined balance sheet analysis. By integrating technology, competitive durability, and credit quality into a single framework, we look for software businesses built to endure and compound through periods of rapid change 2.6% 2.7% 3.1% 3.2% 5.3% 6.0% 6.1% 6.2% 6.2% 7.1% 17.3% 7.2% 10.7% 10.4% [GRAPHIC APPEARS HERE] Interactive Media & Services [GRAPHIC APPEARS HERE] Specialized Consumer Services [GRAPHIC APPEARS HERE] Transaction & Payment Processing Services [GRAPHIC APPEARS HERE] Hotels, Resorts & Cruise Lines [GRAPHIC APPEARS HERE] Application Software [GRAPHIC APPEARS HERE] Integrated Telecommunication Services [GRAPHIC APPEARS HERE] Health Care Services [GRAPHIC APPEARS HERE] Diversified Banks [GRAPHIC APPEARS HERE] Internet Services & Infrastructure [GRAPHIC APPEARS HERE] Trading Companies & Distributors [GRAPHIC APPEARS HERE] Diversified Financial Services [GRAPHIC APPEARS HERE] Health Care Technology [GRAPHIC APPEARS HERE] Managed Health Care [GRAPHIC APPEARS HERE] Publishing [GRAPHIC APPEARS HERE] Aerospace & Defense [GRAPHIC APPEARS HERE] Other Dollars expressed in millions as of September 30, 2026. 1. Weighted by cost. 2. Weighted by fair value. 3. ARR Loans represent 4% of the total MFIC Portfolio, by fair value. 4. Excludes Non-Accrual Positions. 5. Excludes ARR Positions. 6. Financial data as of June 30th or most recent available reporting date. 7. Based on GICS Level 4 Sub-Industries. Other industries include Property & Casualty Insurance, Construction & Engineering, and Broadline 6 Retail 8. Quarterly Software PIK Income totaled $0.

Financial Highlights ($ in thousands, except per share data) [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 Financial Highlights Net investment income per share $0.34 $0.40 $0.38 $0.39 $0.38 Net realized and unrealized gains (losses) from investments 2 ($0.54) ($0.61) ($0.67) ($0.49) ($0.08) Net realized loss on extinguishment of debt $0.00 $0.00 $0.00 ($0.04) ? Earnings (loss) per share ($0.20) ($0.21) ($0.30) ($0.14) $0.29 Net asset value per share $12.86 $13.37 $13.82 $14.18 $14.66 Distribution recorded per common share $0.31 $0.31 $0.31 $0.38 $0.38 Net leverage ratio 1 1.43 x 1.54 x 1.55 x 1.45 x 1.35 x Investment Activity Commitments Gross commitments made $866 $5,770 $50,129 $141,380 $137,792 Exits of commitments (186,108) (186,213) (224,054) (139,701) (221,935) Net investment commitments made ($185,243) ($180,442) ($173,925) $1,680 ($84,143) Funded Investment Activity Gross fundings, excluding Merx Aviation, revolvers 2 $10,974 $20,952 $67,650 $155,918 $142,183 Net fundings, including Merx Aviation, revolvers 2 (164,233) (151,128) (134,041) 41,151 (110,063) Net fundings, including Merx Aviation, revolvers, and acquired AFT / AIF 3 ($188,721) ($160,227) ($141,654) $24,604 ($148,023) Notes: Numbers may not sum due to rounding. 1. The Company?s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 2. Includes reorganizations and 7 restructurings of investments. 3. The Company sold and/or was repaid $24.5 million of assets acquired through the mergers with AFT and AIF (the ?Mergers?) during the quarter ended September 30, 2026.

Portfolio Highlights ($ in thousands) Portfolio by Strategy, at fair value ($) Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 Leveraged lending $2,224,005 $2,370,545 $2,524,077 $2,661,034 $2,619,557 Life sciences 115,701 127,650 158,118 189,259 219,840 Asset based, franchise finance and lender finance 117,801 135,790 138,573 139,867 154,254 Other 34,045 35,493 37,312 40,115 41,376 Direct origination1 and other portfolio $2,491,552 $2,669,478 $2,858,079 $3,030,275 $3,035,026 Acquired Non-direct origination assets 2 11,064 32,248 32,707 34,766 41,166 Merx Aviation 42,529 68,616 80,701 102,797 104,772 Total investment portfolio Portfolio by Strategy, at fair value (%) $2,545,145 $2,770,342 $2,971,487 $3,167,838 $3,180,965 Leveraged lending 87% 86% 85% 84% 82% Life sciences 5% 5% 5% 6% 7% Asset based, franchise finance and lender finance 5% 5% 5% 5% 5% Other 1% 1% 1% 1% 1% Direct origination1 and other portfolio 98% 97% 96% 96% 95% Acquired Non-direct origination assets 2 0% 1% 1% 1% 2% Merx Aviation 2% 2% 3% 3% 3% Total investment portfolio 100% 100% 100% 100% 100% Weighted Average Yield on Debt Investments, average 3 Direct origination portfolio 1 9.6% 9.5% 9.6% 10.0% 10.3% Merx Aviation 4 ? ? 10.0% 10.0% 10.0% Core portfolio 9.6% 9.5% 9.6% 10.0% 10.3% Number of portfolio companies, at period end 221 229 236 247 246 1. Direct Origination includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and select other assets. 2. Non-direct origination assets include high yield bonds, broadly syndicated loans, and structured credit positions, acquired through the Mergers. 3. Based on average beginning of period and end of period portfolio yield. On a cost basis. Exclusive of investments on non-accrual status. 4. During the quarter ended March 31, 2026, the Merx Aviation debt position was 8 repaid in full. Yield shown above reflects the return earned through the repayment date.

Direct Origination Portfolio Detail1 [GRAPHIC APPEARS HERE] ($ in thousands) Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 Portfolio by Asset Class, measured at fair value ($) First lien $2,400,730 $2,557,743 $2,789,124 $2,948,345 $2,945,693 Second lien $52 $51 $51 $62 $72 Other $56,724 $76,191 $31,592 $41,753 $47,885 Total direct origination portfolio Portfolio by Asset Class, measured at fair value (%) $2,457,506 $2,633,985 $2,820,768 $2,990,160 $2,993,651 First lien 98% 97% 99% 99% 98% Second lien 0% 0% 0% 0% 0% Other 2% 3% 1% 1% 2% Total direct origination portfolio Weighted Average Spread of Floating Rate Assets (in bps) [GRAPHIC APPEARS HERE] 100% [GRAPHIC APPEARS HERE] 100% 100% 100% 100% First lien 530 539 538 546 559 Second lien ? ? ? 850 850 Weighted average spread 533 539 538 546 559 Weighted Average Net Leverage 2, 3, 4, 5 First lien 5.28 x 5.36 x 5.29 x 5.29 x 5.29 x Second lien 0.00 x 0.00 x 0.00 x 9.68 x 8.79 x Weighted average net leverage 5.28 x 5.36 x 5.29 x 5.29 x 5.29 x Interest Rate Type, measured at fair value Fixed rate % 0% 0% 0% 0% 0% Floating rate % 100% 100% 100% 100% 100% Sponsored / Non-sponsored, measured at fair value Sponsored % 95% 95% 94% 92% 91% Non-sponsored % 5% 5% 6% 8% 9% Other Metrics Pursuant to co-investment order % 93% 93% 92% 92% 93% Average borrower exposure $11,647 $12,138 $12,593 $12,778 $12,904 Interest coverage 2, 4, 5, 6 2.3 x 2.3 x 2.3 x 2.3 x 2.2 x Attachment point 2, 4, 5 0.0 x 0.0 x 0.0 x 0.0 x 0.0 x 1. Direct Origination includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and select other assets. 2. Source: Company data. 3. Through MFIC position. 4. Excludes select investments where metric is not relevant or appropriate or data is not available. 5. Weighted average by cost. Current metric. 6. The weighted average net leverage, weighted average interest coverage, and median EBITDA metrics are based on the most recently available financial data for the underlying borrowers, which is typically as of the preceding quarter. 9

Direct Origination Commitments1 ($ in thousands) Gross Commitments Made by Asset Class Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 First lien $866 $3,437 $41,785 $137,622 $136,233 Second lien and other ? 2,333 8,343 3,758 1,560 Gross commitments made $866 $5,770 $50,129 $141,380 $137,792 Gross Commitments Made Information Number of portfolio companies 3 3 8 26 21 Average commitment size $289 $1,923 $6,266 $5,438 $6,562 Floating Rate % 100% 100% 100% 100% 100% Pursuant to co-investment order % Weighted Average Spread of New Floating Rate Commitments (in bps) 95% 100% 100% 99% 99% First lien 545 994 469 497 521 Second lien N/A N/A N/A N/A N/A Weighted average spread 545 994 469 497 521 Weighted Average Net Leverage of New Commitments 2 First lien N/A 4.9 x 3.6 x 4.0 x 3.8 x Second lien N/A N/A N/A N/A N/A Weighted average net leverage N/A 4.9 x 3.6 x 4.0 x 3.8 x Exits of Commitments by Asset Class First lien ($186,108) ($186,213) ($222,628) ($139,701) ($209,531) Second lien and other ? ? (1,426) ? (12,405) Exits of commitments ($186,108) ($186,213) ($224,054) ($139,701) ($221,935) 1. Direct Origination includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation, select other investments and acquired AFT/AIF assets. 2. Source: Company data, and through MFIC position. Excludes select investments where debt-to-EBITDA is not a relevant or appropriate metric, or data is not available. Weighted average by cost. Current metric. 10

Funded Investment Activity ($ in thousands) Fundings, excluding Merx Aviation, Revolvers, and AFT / AIF Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 Gross fundings1 $10,974 $20,952 $67,650 $155,918 $142,183 Total sales and repayments1 (148,019) (165,340) (180,827) (119,306) (158,660) Net repayments, excluding Merx Aviation, revolvers, and AFT / AIF1 ($137,045) ($144,388) ($113,177) $36,613 ($16,476) Merx Aviation Gross fundings $- $- $- $- $- Repayments (28,000) (12,500) (22,000) (7,500) (96,610) Net repayments, Merx Aviation ($28,000) ($12,500) ($22,000) ($7,500) ($96,610) Revolvers, excluding Merx Aviation Gross fundings $25,558 $26,233 $34,807 $37,689 $33,208 Repayments (24,746) (20,473) (33,671) (25,651) (30,184) Net fundings, revolvers $812 $5,760 $1,136 $12,038 $2,994 Total Funded Investment Activity, excluding AFT / AIF Gross fundings1 $36,532 $47,185 $102,457 $193,608 $175,391 Sales, syndications, and repayments1 (200,765) (198,313) (236,498) (152,457) (285,454) Net fundings, including Merx Aviation and revolvers1 ($164,233) ($151,128) ($134,041) $41,151 ($110,063) Acquired AFT / AIF Investment Activity Gross fundings $- $- $- $- $- Sales, syndications, and repayments (24,488) (9,099) (7,613) (16,547) (37,960) Net repayments, acquired AFT / AIF ($24,488) ($9,099) ($7,613) ($16,547) ($37,960) Total Funded Investment Activity, including AFT / AIF Gross fundings1 $36,532 $47,185 $102,457 $193,608 $175,391 Sales, syndications, and repayments1 (225,253) (207,412) (244,111) (169,003) (323,414) [GRAPHIC APPEARS HERE] Net fundings, including Merx Aviation, revolvers, and acquired AFT / AIF1 [GRAPHIC APPEARS HERE] ($188,721) ($160,227) ($141,654) $24,604 ($148,023) 11 1. Includes reorganizations and restructurings of investments.

Funded Investment Activity (Cont.) [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 Number of Portfolio Companies Number of portfolio companies, at beginning of period 229 236 247 246 249 Number of new portfolio companies, (ex AFT / AIF) 1 — 2 11 9 Number of new portfolio companies, AFT / AIF — — — — — Number of exited portfolio companies, (ex AFT / AIF) (6) (5) (10) (8) (6) Number of exited portfolio companies, AFT / AIF (3) (2) (3) (2) (6) Number of portfolio companies, at period end 221 229 236 247 246 12

Credit Quality [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] As of September 30, 2026, 7.9% of total investments at amortized cost, or 5.7% of total investments at fair value, were on non-accrual status. 13 Numbers may not sum due to rounding. 1. Excluding investments acquired from AFT & AIF. 2. New non-accrual portfolio companies added during quarter ending September 30, 2026. 3. Previously held as non-yielding equity exchanged for debt following the restructure during quarter ending December 31, 2025.

Net Asset Value Rollforward ($ in thousands, except per share data) Per Share Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 NAV, beginning of period $13.37 $13.82 $14.18 $14.66 $14.75 Net investment income 0.34 0.40 0.38 0.39 0.38 Net realized and unrealized gains (losses) from investments (0.54) (0.61) (0.67) (0.49) (0.08) Net realized loss on extinguishment of debt ? ? ? (0.04) ? Net increase (decrease) in net assets resulting from operations (0.20) (0.21) (0.30) (0.14) 0.29 Repurchase of common stock ? 0.07 0.24 0.03 ? Distribution recorded (0.31) (0.31) (0.31) (0.38) (0.38) NAV, end of period $12.86 $13.37 $13.82 $14.18 $14.66 NAV, beginning of period $1,101,320 $1,176,260 $1,307,261 $1,367,920 $1,375,921 Net investment income 27,596 32,769 34,269 36,011 35,307 Net realized and change in unrealized gains (losses) on Investments (44,031) (50,274) (61,140) (45,334) (7,853) Net realized loss on extinguishment of debt ? ? ? (3,406) ? Net increase (decrease) in net assets resulting from operations (16,435) (17,505) (26,871) (12,729) 27,454 Repurchase of common stock ? (31,899) (76,025) (12,890) ? Distribution recorded (25,536) (25,536) (28,105) (35,041) (35,455) NAV, end of period $1,059,349 $1,101,320 $1,176,260 $1,307,261 $1,367,920 Net Asset Value Per Share $14.66

Sep-25 Dec-25 Mar-26 Jun-26 Sep-26

14 Note: Numbers may not sum due to rounding.

Quarterly Operating Results ($ in thousands, except per share data) Total investment income Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 Interest income (excluding PIK) $58,438 $62,957 $67,119 $73,321 $77,726 Dividend income 201 231 310 231 200 PIK interest income 1 2,882 4,456 3,824 3,781 4,192 Other income 461 582 574 1,024 458 Total investment income $61,982 $68,226 $71,827 $78,357 $82,576 Expenses Management fees $4,858 $5,132 $5,641 $6,034 $6,069 Performance-based incentive fees ? ? ? ? 5,818 Interest and other debt expenses 26,046 27,074 28,478 30,994 33,038 Administrative services expense 1,357 1,193 1,441 3,618 1,029 Other general and administrative expenses 2,188 2,120 2,059 1,806 1,599 Total expenses 34,449 35,519 37,620 42,453 47,554 Expense reimbursements (63) (62) (62) (107) (284) Net expenses $34,386 $35,457 $37,558 $42,346 $47,269 Net investment income $27,596 $32,769 $34,269 $36,011 $35,307 Net realized gains (losses) ($29,092) ($498) ($12,415) ($13,402) ($19,167) Net change in unrealized gains (losses) ($14,939) ($49,776) ($48,725) ($31,932) $11,314 Net realized and change in unrealized gains (losses) on Investments ($44,031) ($50,274) ($61,140) ($45,334) ($7,853) Net realized loss on extinguishment of debt ? ? ? ($3,406) ? Net increase (decrease) in net assets resulting from operations ($16,435) ($17,505) ($26,871) ($12,729) $27,454 Additional Data Net investment income per share $0.34 $0.40 $0.38 $0.39 $0.38 Earnings (loss) per share ($0.20) ($0.21) ($0.30) ($0.14) $0.29 Distribution recorded per common share $0.31 $0.31 $0.31 $0.38 $0.38 Weighted average shares outstanding 82,372,628 82,545,053 91,053,511 92,755,591 93,303,622 Shares outstanding, end of period 82,372,628 82,372,628 85,127,849 92,211,869 93,303,622 Note: Numbers may not sum due to rounding. 1. Total PIK income for the three months ended June 30, 2026, includes $0.21 million that was reclassified from cash interest income to PIK income, as a result of amendments executed during the quarter ended 15 September 30, 2026.

Quarterly Balance Sheet ($ in thousands, except share and per share data) Assets Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 Investments at fair value $2,545,145 $2,770,342 $2,971,487 $3,167,838 $3,180,965 Cash and cash equivalents (including foreign currencies) 57,649 43,354 42,689 99,447 66,459 Interest receivable 22,243 21,268 23,426 23,678 26,222 Receivable for investments sold 6,738 2,195 6,831 6,253 12,219 Other assets 1 22,946 23,390 25,439 26,427 23,629 Total Assets Liabilities $2,654,721 $2,860,549 $3,069,872 $3,323,645 $3,309,494 Debt $1,577,719 $1,739,604 $1,870,388 $1,995,210 $1,915,074 Payable for investments purchased 41 ? 211 558 780 Share repurchase payable ? ? 4,082 ? ? Management and performance-based incentive fees payable 4,858 5,132 5,641 6,034 11,892 Interest payable 10,036 12,336 10,729 12,867 11,473 Accrued administrative services expense 1,052 581 409 ? ? Other liabilities and accrued expenses 1,666 1,576 2,152 1,715 2,355 Total Liabilities $1,595,372 $1,759,229 $1,893,612 $2,016,384 $1,941,574 Net Assets Additional Data $1,059,349 $1,101,320 $1,176,260 $1,307,261 $1,367,920 Net asset value per share $12.86 $13.37 $13.82 $14.18 $14.66 Debt-to-equity ratio 1.49 x 1.58 x 1.59 x 1.53 x 1.40 x Net leverage ratio 2 1.43 x 1.54 x 1.55 x 1.45 x 1.35 x Shares outstanding, end of period 82,372,628 82,372,628 85,127,849 92,211,869 93,303,622 Note: Numbers may not sum due to rounding. 1. Other assets include dividends receivable, deferred financing costs, variation margin receivable on options contracts, net appreciation on open FX forward contracts, and prepaid expenses and other assets. 2. The Company?s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 16

Funding Sources as of September 30, 2026 Debt Issued/ Amended Final Maturity Date Interest Rate Principal Amount Outstanding Secured Facilities: Senior Secured Facility ($1.610 billion) 10/1/2025 10/1/2030 SOFR + 177.5 +10bps $ 648,000 MFIC Bethesda CLO 1 LLC Notes (Class A-1, Class A-2, Class B, and Class C) 10/23/2025 10/23/2037 SOFR + 161bps 456,000 MFIC Bethesda CLO 2 LLC Notes (Class A-1, Class A-2, Class B, and Class C) 2/24/2025 1/23/2037 SOFR + 161bps 399,000 Subtotal 1,503,000 Unsecured Notes 1: 2028 Notes 12/13/2023 12/15/2028 8.00% 80,000 Subtotal 80,000 Weighted Average Annualized Interest Cost 2 & Total Debt Obligations 5.84% 1,583,000 Deferred Financing Cost and Debt Discount (5,281) Total Debt Obligations, Net of Deferred Financing Cost and Debt Discount $ 1,577,719 1. The 2026 Notes matured and were repaid on July 16, 2026. 2. Includes the stated interest expense and commitment fees on the unused portion of the Senior Secured Facility. Excludes amortized debt issuance costs. For the three months ended September 30, 2026. Based on average debt obligations outstanding. 17

Debt Facilities ($ in thousands)

Interest Rate Exposure as of September 30, 2026

Non-yielding and non-accrual assets 11% Fixed rate assets Floating rate assets 89% Fixed rate debt 5%Floating rate debt 95%

No Floor $46 2% Up 150 basis points $10.1 0.12

1.00%	to 1.24% 1,445 62% Up 50 basis points $3.3 0.04
1.50%	to 1.74% 28 1% Down 100 basis points($6.6)(0.08)

18 Note: Numbers may not sum due to rounding. 1. Total investment portfolio. On a fair value basis. 2. Net investment income presented in the sensitivity table is after applying a 17.5% performance-based incentive fee.

Investment Portfolio by Interest Rate Type1
Funding Sources by Interest Rate Type
Floating Rate Asset Floor
Net Investment Income 2 Interest Rate Sensitivity

Realized and Change in Unrealized Gains (Losses) by Strategy ($ in millions) Sep-26 Jun-26 Mar-26 Dec-25 Sep-25 Leveraged lending ($28.5) ($46.4) ($45.6) ($29.4) ($14.3) Life sciences ($0.1) $0.7 ($1.5) ($1.0) $0.5 Franchise finance ($6.0) ($0.9) ($1.6) ($1.1) ($2.3) Asset based and lender finance ($10.7) ($1.0) ($7.1) ($16.5) ($9.2) FX gain (loss) on direct origination $0.1 ($0.1) $0.9 ($0.1) $0.7 [GRAPHIC APPEARS HERE] Direct origination portfolio, (ex AFT / AIF) [GRAPHIC APPEARS HERE] ($45.2) ($47.6) ($54.9) ($48.2) ($24.6) Merx Aviation $1.9 $0.4 ($0.1) $5.5 $16.6 Other ($1.1) ($2.1) ($2.2) ($1.4) ($0.6) Total investment portfolio, (ex AFT / AIF) ($44.3) ($49.3) ($57.2) ($44.0) ($8.7) [GRAPHIC APPEARS HERE] Total acquired AFT / AIF [GRAPHIC APPEARS HERE] $0.3 ($1.0) ($4.0) ($1.3) $0.8 Total investment portfolio (incl AFT / AIF) ($44.0) ($50.3) ($61.1) ($45.3) ($7.9)
per share Leveraged lending Life sciences Franchise finance Asset based and lender finance FX gain (loss) on direct origination Sep-26 ($0.35) ($0.00) ($0.07) ($0.13) $0.00 Jun-26 Mar-26 Dec-25 Sep-25 ($0.56)($0.50)($0.32)($0.15) $0.01($0.02)($0.01) $0.00 ($0.01)($0.02)($0.01)($0.02) ($0.01)($0.08)($0.18)($0.10) ($0.00) $0.01($0.00) $0.01
Merx Aviation Other Total investment portfolio, (ex AFT / AIF) $0.02 ($0.01) ($0.54) $0.01($0.00) $0.06 $0.18 ($0.03)($0.02)($0.01)($0.01) ($0.60)($0.63)($0.47)($0.09)
Total investment portfolio (incl AFT / AIF) ($0.54) ($0.61)($0.67)($0.49)($0.08)
Note: Numbers may not sum due to rounding. 19
Direct origination portfolio, (ex AFT / AIF)($0.55)($0.58)($0.60)($0.52)($0.26)
Total acquired AFT / AIF$0.00($0.01)($0.04)($0.01)$0.01

Outstanding Commitments See Note 8 (Commitments and Contingencies) in the Company’s Form 10-Q for the quarter ended September 30, 2026, for additional information. 1. The funded revolver obligations include standby letters of credit issued and outstanding under the facility. The unfunded revolver obligations include all other standby letters of credit issued and outstanding. 2. The unfunded revolver obligations relate to loans with various maturity dates. 3. Revolver availability is determined based on each loan?s respective credit agreement which includes covenants that need to be met prior to funding and/or collateral availability for asset-based revolver obligations. 4. The delayed draw term loans include conditionality for the use of proceeds and are generally only accessible for acquisitions and also require lender approval. In addition, the delayed draw term loans require the satisfaction of certain pre-negotiated terms and conditions which can include covenants to maintain specified leverage levels and other related borrowing base covenants. 20

APOLLO

Contact Information

Elizabeth Besen	Kenneth Seifert

Investor Relations Manager Phone: (212) 822-0625 Email: ebesen@apollo.com	Chief Financial Officer and Treasurer Phone: (212) 822-0807 Email: kseifert@apollo.com

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